AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2008 AND 2007

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the nine months ended September 30, 2008 have been prepared by management and are the responsibility of the Company’s management.  These statements have not been reviewed by the Company’s external auditors.

November 26, 2008

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

(See Note 1 – Nature of Operations and Going Concern)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	September 30, 2008 $	December 31, 2007 $
A S S E T S
CURRENT ASSETS
Cash	107,825	166,018
Short-term investments (Note 3)	-	1,400,000
Marketable securities (Note 4)	9,000	54,000
Amounts receivable, prepaids and deposits (Note 7)	139,395	256,451
	256,220	1,876,469
MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)	4,520,356	4,493,081
	4,776,576	6,369,550
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 7)	437,613	80,659
FUTURE INCOME TAX LIABILITIES	28,871	38,434
	466,484	119,093
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 6)	12,298,254	11,487,909
WARRANTS (Note 6)	1,052,715	908,793
CONTRIBUTED SURPLUS (Note 7)	821,896	821,426
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (Note 2)	(24,000)	21,000
DEFICIT	(9,838,773)	(6,988,671)
	4,310,092	6,250,457
	4,776,576	6,369,550

COMMITMENTS (Note 5)

SUBSEQUENT EVENT (Note 11)

APPROVED BY THE BOARD

“Nikolaos Cacos”	, Director
"Jerry Minni”	, Director

The accompanying notes are an integral part of these interim consolidated financial statements.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

 (Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008 $	2007 $	2008 $	2007 $
EXPENSES
Accounting and audit	20,100	16,893	48,900	64,155
Corporate development and investor relations	11,910	93,584	257,583	199,367
General exploration	110,590	116,621	620,908	307,555
Legal and professional fees	2,182	8,378	42,339	32,288
Management fees	21,875	21,875	71,625	65,625
Office and sundry	17,094	34,967	82,971	121,693
Rent	8,590	17,676	40,708	61,567
Salaries	48,484	83,062	207,232	290,595
Stock-based compensation (Note 6)	-	284,092	470	323,916
Transfer agent and regulatory fees	5,211	4,153	23,538	22,107
Travel	-	44,259	34,601	111,456
	246,036	725,560	1,430,875	1,600,324
LOSS BEFORE OTHER ITEMS	(246,036)	(725,560)	(1,430,875)	(1,600,324)
OTHER INCOME (EXPENSE)
Foreign exchange	9,451	(15,412)	7,737	(36,575)
Interest income	7,029	23,526	21,476	51,837
Write-off of mineral properties (Note 5)	(476,450)	-	(1,448,440)	(250,956)
	(459,970)	8,114	(1,419,227)	(235,694)
LOSS FOR THE PERIOD	(706,006)	(717,446)	(2,850,102)	(1,836,018)
DEFICIT - BEGINNING OF PERIOD	(9,132,767)	(5,780,918)	(6,988,671)	(4,662,346)
DEFICIT - END OF PERIOD	(9,838,773)	(6,498,364)	(9,838,773)	(6,498,364)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.02)	(0.02)	(0.08)	(0.06)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	41,846,036	34,506,036	37,953,618	29,747,467

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
	$	$
NET LOSS	(706,006)	(2,850,102)

OTHER COMPREHENSIVE INCOME
Unrealized loss on available-for-sale marketable securities	(21,000)	(24,000)
TOTAL COMPREHENSIVE LOSS	(727,006)	(2,874,102)

The accompanying notes are an integral part of these interim consolidated financial statements.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

 (Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008 $	2007 $	2008 $	2007 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the period	(706,006)	(717,446)	(2,850,102)	(1,836,018)
Items not affecting cash
Write-off of mineral properties	476,450	-	1,448,440	250,956
Stock-based compensation	-	284,092	470	323,916
	(229,556)	(433,354)	(1,401,192)	(1,261,146)
Change in non-cash working capital balances	139,056	(66,993)	305,942	44,613
	(90,500)	(500,347)	(1,095,250)	(1,216,533)
INVESTING ACTIVITIES
Expenditures on mineral properties and deferred costs	(207,731)	(141,232)	(1,317,210)	(635,990)
Decrease (increase) in short-term investments	100,000	610,847	1,400,000	(2,211,845)
	(107,731)	469,615	82,790	(2,847,835)
FINANCING ACTIVITIES
Issuance of common shares and warrants	-	-	1,027,600	4,095,000
Share and warrant issue costs	(4,318)	-	(73,333)	(333,895)
	(4,318)	-	954,267	3,761,105
DECREASE IN CASH	(202,549)	(30,732)	(58,193)	(303,263)
CASH - BEGINNING OF PERIOD	310,374	258,595	166,018	531,126
CASH - END OF PERIOD	310,374	227,863	107,825	227,863

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these interim consolidated financial statements.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – Prepared by Management)

 (Expressed in Canadian Dollars)

	Nine Months Ended September 30,
	2008 $	2007 $
SHARE CAPITAL
Balance at beginning of period	11,487,909	7,804,571
Private placement	1,027,600	4,095,000
Warrant valuation	(141,968)	(368,550)
Shares issued for payment of agent’s fees	-	55,105
Shares issued for mineral properties	-	333,000
Share issue costs	(75,287)	(431,217)
Balance at end of period	12,298,254	11,487,909

WARRANTS
Balance at beginning of period	908,793	498,025
Warrant valuation from private placement warrants	141,968	368,550
Warrant valuation from agent’s warrants	10,658	84,866
Warrant issue costs	(8,704)	(42,648)
Balance at end of period	1,052,715	908,793

CONTRIBUTED SURPLUS
Balance at beginning of period	821,426	524,845
Contributed Surplus as a result of stock options granted	470	39,824
Balance at end of period	821,896	564,669

DEFICIT
Balance at beginning of period	(6,988,671)	(4,662,346)
Loss for the period	(2,850,102)	(1,118,572)
Balance at end of period	(9,838,773)	(5,780,918)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	21,000	-
Transition adjustment – marketable securities (Note 2)	-	7,000
Net unrealized gain (loss) on available-for-sale marketable securities	(45,000)	26,000
Balance at end of period	(24,000)	33,000

TOTAL SHAREHOLDERS’ EQUITY	4,310,092	7,213,453

The accompanying notes are an integral part of these interim consolidated financial statements.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS AND DEFERRED COSTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

 (Expressed in Canadian Dollars)

	Argentina	Peru				USA
	Mogote $	Cocha $	Laguna $	Mitu $	Other $	Walker Lane, Nevada $	Total $
Balance, beginning of period	2,788,995	1,172,809	258,350	56,927	108,869	107,131	4,493,081
Expenditures during the period
Acquisition costs	-	-	58,439	-	59,456	-	117,895
Assays	-	3,995	4,856	712	8,704	-	18,267
Drilling	-	51,251	396,033	19,566	-	-	466,850
Office	4,118	48,525	62,075	20,700	54,519	-	189,937
Salaries and contractors	38	88,713	102,530	19,230	170,597	-	381,108
Supplies and equipment	-	1,904	20,451	1,790	7,752	-	31,897
Transportation	-	24,851	68,841	7,244	50,213	-	151,149
Imagery and base maps	-	605	103	-	376	-	1,084
	4,156	219,844	713,328	69,242	351,617	-	1,358,187
Foreign value added tax	1,600	84,619	-	26,652	14,220	-	127,091
Future income tax	-	-	312	-	-	(9,875)	(9,563)
	2,794,751	1,477,272	971,990	152,821	474,706	97,256	5,968,796

Write-off mineral properties	-	-	(971,990)	-	(437,761)	(38,689)	(1,448,440)
Balance, end of period	2,794,751	1,477,272	-	152,821	36,945	58,567	4,520,356

The accompanying notes are an integral part of these interim consolidated financial statements.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Amera Resources Corporation (“the Company”) was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004.  The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas.  The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.  The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

As of November 24, 2008, the Company had negative working capital of approximately $213,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The September 30, 2008 unaudited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

2.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian GAAP.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.  The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting policies

Effective January 1, 2008, new accounting standards were issued by the CICA which may impact the Company in the future as follows:

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the nine months ended September 30, 2008.

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

(i)

qualitative information about its objectives, policies and processes for managing capital.

(ii)

summary quantitative data about what it manages as capital.

(iii)

whether during the period it complied with any externally imposed capital requirements to which it is subject.

(iv)

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the nine months ended September 30, 2008.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.  Section 3862, requires disclosure of additional detail by financial asset and liability categories.  Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives.  The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the nine months ended September 30, 2008.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

SHORT-TERM INVESTMENTS

As at September 30, 2008 the Company did not hold any short-term investments.

As at December 31, 2007, the Company held a short-term investment as follows:

	December 31, 2007
	Maturity	Fair Value $
12 month term deposit - 4.45% annual interest rate	August 13, 2008	1,400,000

4.

MARKETABLE SECURITIES

At September 30, 2008, the Company held 100,000 (December 31, 2007 – 100,000) common shares of Astral Mining Corporation (“Astral”) which had a quoted market value of $9,000 (December 31, 2007 - $54,000). The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 5 (d)).

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTIES AND DEFERRED COSTS

	September 30, 2008			December 31, 2007
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
Argentina
Mogote Property	1,389,309	1,263,296	2,652,605	1,389,309	1,259,140	2,648,449
Peru
Cocha	28,768	1,109,895	1,138,663	28,768	890,051	918,819
Laguna	-	-	-	179,377	78,973	258,350
Mitu	-	111,995	111,995	-	42,753	42,753
Acero	-	36,945	36,945	50,664	45,388	96,052
USA
Walker Lane, Nevada	64,725	14,932	79,657	97,010	21,336	118,346
	1,482,802	2,537,063	4,019,865	1,745,128	2,337,641	4,082,769
Proceeds on optioning of mineral properties	(33,000)	-	(33,000)	(33,000)	-	(33,000)
Foreign value added tax	-	504,620	504,620	-	404,878	404,878
Future income tax	21,810	7,061	28,871	21,810	16,624	38,434
	1,471,612	3,048,744	4,520,356	1,733,938	2,759,143	4,493,081

(a)

Mogote Property

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

(b)

Cocha Property

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima.  Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007.  The Company holds a 100% interest in the property.

(c)         Laguna Project

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru.  The letter of intent was finalized in a definitive contract effective May 22, 2007.

In the first quarter the Company terminated the option. Accordingly, the Company has written off $971,990 of costs capitalized to the property to date.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTIES AND DEFERRED COSTS (continued)

(d)

Walker Lane Properties

On June 9, 2006, the Company optioned the Walker Lane Properties in Nevada to Astral.  Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties.  An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares  to the Company (100,000 shares were received on August 4, 2006).  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

During the period a claim block referred to as Hills, a portion of the Walker Lane Properties, was dropped due to poor results.  Accordingly, the Company has written off $38,689 of costs capitalized to the property to date.

(e)

 Junin and Humaro Properties

On October 1, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru.  Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru.

In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.  No amounts have been capitalized to mineral properties and deferred costs to date.

During the third quarter, the Company decided to terminate these option agreements.

(f)          Loma Colorada Property

On December 21, 2007, the Company announced that it signed an agreement to option up to a 100% interest in the Loma Colorada porphyry copper-gold property.  This 1,100 hectare project is located in Ancash Department, 430 km northwest of Lima, Peru.

Under the terms of this Agreement, the Company may earn up to a 100% undivided interest in the Loma Colorada Property by incurring US $1,400,000 in exploration expenditures and making US $490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) on or before the fourth anniversary year by making a further payment of US $2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US $400,000 and incurring a further US $3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth anniversary the Company may continue with the option for up to a final 12-month period by making a payment of US $200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US $5,000,000 and granting to the vendor a 2% NSR.  Each 1% NSR can be purchased by the Company for US $1,000,000.  No amounts have been capitalized to mineral properties and deferred costs to date.

During the third quarter, the Company decided to terminate this option agreement.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTIES AND DEFERRED COSTS (continued)

(g)          Toro Blanco, San Felipe and Sura Properties

On February 1, 2008, the Company signed an agreement with Geologix Explorations Inc. (“Geologix”) to earn up to a 70% interest in three gold properties located in the Huancavelica Department, Peru.

In order to earn an initial 51% undivided interest in these projects, the Company must complete US$3,800,000 in exploration expenditures on each of the properties, including a minimum of $100,000 exploration commitment during the first year. The Company may earn an additional 10% interest in each of these projects by completing a positive feasibility study on each property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the property.

If the Company does not complete a positive feasibility study by the third anniversary, Geologix may elect to become operator and if it completes a positive feasibility study within two years, Geologix may earn an additional 11% interest and if it places the property into commercial production, an additional 10% for an aggregate 70% interest in the property.

During the third quarter, the Company decided to terminate this option agreement.

(h)         Golden Amera Resources Inc. Joint Venture

On June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture hired an operations manager and retained contract exploration personnel.  The joint venture has not acquired any mineral properties to date, accordingly the Company’s proportionate share of costs incurred have been recorded as general exploration expense.

On May 7, 2008, the Company gave notice that it was withdrawing from the Golden Amera Inc. Joint Venture Agreement and would not contribute further funds.

(i)         Cercana Porphyry Copper Project

On June 25, 2008, the Company announced it had entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project.  The Cercana property is located 21 kilometres southeast of Arequipa city within the Southern Peru Porphyry Copper Belt.

The Cercana claims are held under an option to purchase contract with a private Peruvian company. The Company has the option to purchase 100% of the claims by making escalating payments over four years for a total $2,005,000 plus a 0.5% net smelter return (NSR) royalty. A finder's fee was paid of $5,000 in respect of this transaction.

During the third quarter, the Company decided to terminate this option agreement.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued - common shares	September 30, 2008		December 31, 2007
	Number	$	Number	$
Balance, beginning of period	34,506,036	11,487,909	21,748,592	7,804,571
Private Placements	7,340,000	1,027,600	11,700,000	4,095,000
Warrants valuation	-	(141,968)	-	(368,550)
For agent’s fees	-	-	157,444	49,141
For mineral properties	-	-	900,000	333,000
Less share issue costs	-	(75,287)	-	(425,253)
Balance, end of period	41,846,036	12,298,254	34,506,036	11,487,909

(a)

During the nine months ended September 30, 2008, the Company completed the following:

i)

a brokered private placement financing of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800.  The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively.  Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring April 30, 2010. In addition to cash commissions and related costs of $67,670, the agents were granted 265,600 agent’s warrants in the first tranche and 12,000 agent’s warrants in the second tranche exercisable at $0.18 each, expiring on or before April 30, 2010 and June 12, 2010, respectively.

The fair value of warrants and agent’s warrants were as follows:

i)

value assigned to 1,735,000 warrants was $62,506, less share issue costs of $8,704

ii)

value assigned to the 277,600 agent’s warrant was $10,658

The Black-Scholes Pricing Model was used to value the warrants and agent’s warrants at $0.038 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 2.74%, expected volatility 76% and expected life of 1.7 years.

ii)

a non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring June 16, 2010.

The value assigned to 1,935,000 warrants was $79,462. The Black-Scholes Pricing Model was used to value the warrants and agent’s warrants at $0.05 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 3.26%, expected volatility 81% and expected life of 1.7 years.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

(b)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.  Stock options granted are subject to a four-month hold period and exercisable for a period of five years.

During the nine months ended September 30, 2008, the Company granted stock options to an employee to acquire 5,000 common shares of the Company and recorded compensation expense of $470 with a corresponding increase in contributed surplus.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the nine months ended September 30, 2008:

Risk-free interest rate	2.83%
Estimated volatility	86%
Expected life	2.8 years
Expected dividend yield	0%

The fair value per share of stock options granted in the nine months ended September 30, 2008, calculated using the Black-Scholes Option Pricing Model, was $0.09 per share.  Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

A summary of the changes in the number of stock options outstanding and exercisable for the nine months ended September 30, 2008 is as follows:

	Number	Weighted Average Exercise Price
Balance, beginning of period	3,432,000	0.53
Granted	5,000	0.20
Expired	(150,000)	0.40
Cancelled/forfeited	(175,000)	0.40
Balance, end of period	3,112,000	0.54

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

Stock options outstanding and exercisable at September 30, 2008, are as follows:

Number of Options Outstanding and Exercisable	Exercise Price	Expiry Date
850,000	0.60	December 12, 2008
414,500	0.90	April 2, 2009
65,000	0.75	March 21, 2010
180,000	0.35	August 1, 2010
265,000	0.60	July 11, 2011
37,500	0.40	February 14, 2012
50,000	0.40	May 22, 2012
1,225,000	0.40	July 27, 2012
20,000	0.29	October 2, 2012
5,000	0.20	April 7, 2013
3,112,000

(c)

Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agent’s warrants outstanding at September 30, 2008 and the changes for the nine months then ended is as follows:

	2008 Number	Weighted Average Exercise Price $
Balance, beginning of period	10,562,523	0.48
Granted	3,947,600	0.18
Expired	(1,412,000)	0.65
Balance, end of period	13,098,123	0.37

Common shares reserved pursuant to warrants and agent’s warrants outstanding at September 30, 2008 are as follows:

Number	Exercise Price $	Expiry Date
2,291,000	0.45	December 8, 2008
1,296,963	0.45	April 12, 2009
5,562,560	0.45	April 19, 2009
2,000,600	0.18	April 30, 2010
12,000	0.18	June 12, 2010
1,935,000	0.18	June 16, 2010
13,098,123	0.37

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

$
Balance, December 31, 2007	821,426
Contributed surplus as a result of stock options granted	470
Balance, September 30, 2008	821,896

8.

RELATED PARTY TRANSACTIONS

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008.  During the nine months ended September 30, 2008, the Company incurred fees of $380,423 (2007 – $460,839) to the Grosso Group: $308,889 (2007 - $503,900) was paid in monthly payments and $71,534 is included in accounts payable (2007 - $43,061 included in amounts receivable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the period.  In addition, included in accounts payable is $20,660 for  expenses paid by Grosso Group on behalf of the Company and included in other receivables, prepaids and deposits is a $95,000 (2007 - $95,000) deposit to the Grosso Group.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the nine months ended September 30, 2008, the Company incurred fees of $65,625 (2007 - $65,625) to the President, of which $9,384 is included in accounts payable. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  During the nine months ended September 30, 2008, the Company paid $6,000 to IMA for these services.  The Company terminated this agreement effective June 30, 2008.

Included in accounts payable is $29,000 to Golden Arrow, which was advanced to the Company’s operations in Peru.  This loan was repaid subsequent to quarter end.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

AMERA RESOURCES CORPORATION

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the nine months ended September 30, 2008.

The Company’s total assets are segmented geographically as follows:

	September 30, 2008
	Corporate Canada $	Argentina $	Peru $	USA $	Total $
Current assets	219,988	1,356	34,876	-	256,220
Mineral properties and deferred costs	-	2,794,751	1,667,038	58,567	4,520,356
	219,988	2,796,107	1,701,914	58,567	4,776,576

	December 31, 2007
	Corporate Canada $	Argentina $	Peru $	Colombia $	USA $	Total $
Current assets	1,774,401	1,933	61,916	38,219	-	1,876,469
Mineral properties and deferred costs	-	2,791,062	1,596,955	-	107,131	4,493,081
	1,774,401	2,790,928	1,658,871	38,219	107,131	6,369,550

10.

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash financing activities were conducted by the Company as follows:

	Nine Months Ended September 30,
	2008 $	2007 $
Investing activities
Accounts payable for mineral properties and deferred costs	168,068	-
Expenditures on mineral property interests and deferred costs	(168,068)	(333,000)
Shares issued for mineral properties	-	333,000
	-	-
Financing activities
Share and warrant issuance costs	(10,658)	(139,971)
Warrants issued for payment of agent’s fees	10,658	84,866
Shares issued for payment of agent’s fees	-	55,105
	-	-

11.

SUBSEQUENT EVENT

The Company announced that it plans to consolidate all of its issued common shares of the Company on the basis of one common share for every ten common shares held. The reorganization is subject to shareholder and TSX approval.